================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

   FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
       PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


 [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 1996

 [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) For the transition period from _____________to _______________


                        COMMISSION FILE NUMBER 33-66412


                         A.P.S., INC. PARTNERSHIP PLAN
                           (Full title of the plan)

                           APS HOLDING CORPORATION
                     15710 JOHN F. KENNEDY BLVD., SUITE 700
                           HOUSTON, TEXAS 77032-2347
     (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

===============================================================================

                         A.P.S., INC. PARTNERSHIP PLAN

                               TABLE OF CONTENTS

                                   __________


                                                                                                    Page
                                                                                                    ----
Report of Independent Accountants                                                                     2

Financial Statements:

   Statement of Net Assets Available for Benefits With Fund Information
     as of December 31, 1996                                                                          3

   Statement of Net Assets Available for Benefits With Fund Information
     as of December 31, 1995                                                                          4

   Statement of Changes in Net Assets Available for Benefits With Fund
     Information for the year ended December 31, 1996                                                 5

   Notes to Financial Statements                                                                      6

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1996                   13

   Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1996               14

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Benefits Administration Committee of the A.P.S., Inc. Partnership Plan:

We have audited the accompanying statements of net assets available for benefits of the A.P.S., Inc. Partnership Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules identified in the table of contents on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    /s/ COOPERS & LYBRAND L.L.P.

Houston, Texas
June 25, 1997

                         A.P.S., INC. PARTNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                               DECEMBER 31, 1996
                                  ___________

                                                                           Supplemental Fund Information
                                           -------------------------------------------------------------------------------------
                                                           Bernstein     Bernstein      APS Class A
                                            Fidelity        Global     Intermediate       Common       SEI Stable    Participant
                                            Magellan        Value        Duration          Stock          Asset         Loans
                                           ----------      ---------      ---------       --------    ------------    ----------
Assets:
  Investments, at fair market value        $10,412,083     $6,042,522     $2,629,811       $637,608    $13,723,031    $      -
  Short-term cash investments                  629,613        387,573        170,176         66,252        770,017        65,113
  Loans to participants                           -              -              -              -               -       1,762,738

  Receivables:
     Employee contributions                     89,109         56,170         24,725         26,690         58,629             -
     Employer contributions, net                36,301         22,445         10,003         10,606         (6,017)            -
     Investment income                           6,180          4,247         17,646          1,123         77,991           304
     Loan repayments (distributions), net       16,429          9,761          4,757          2,934         11,400       (45,281)
                                           -----------     ----------     ----------       --------    -----------    ----------
          Total assets                      11,189,715      6,522,718      2,857,118        745,213     14,635,051     1,782,874

Liabilities:
 Contributions refund payable                   12,404          4,201          1,824          1,961         10,865            -
 Other, net                                     39,753         22,692         10,177          2,604         50,902         2,424
                                           -----------     ----------     ----------       --------    -----------    ----------
 Net assets available for benefits         $11,137,558     $6,495,825     $2,845,117       $740,648    $14,573,284    $1,780,450
                                           ===========     ==========     ==========       ========    ===========    ==========

                                               Administrative
                                                  Account          Total
                                               --------------   -----------
Assets:
  Investments, at fair market value              $   -          $33,445,055
  Short-term cash investments                     121,745         2,210,489
  Loans to participants                              -            1,762,738

  Receivables:
     Employee contribution                           -              255,323
     Employer contributions, net                     -               73,338
     Investment income                              1,004           108,495
     Loan repayments (distributions), net            -                 -
                                                 --------       -----------
          Total assets                            122,749        37,855,438

Liabilities:
 Contributions refund payable                        -               31,255
 Other, net                                           155           128,707
                                                 --------       -----------
 Net assets available for benefits               $122,594       $37,695,476
                                                 ========       ===========

    The accompanying notes are an integral part of the financial statements.

                         A.P.S., INC. PARTNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                               DECEMBER 31, 1995
                                   __________


                                                               Supplemental Fund Information
                                           ----------------------------------------------------------------------
                                                          Bernstein       Bernstein     APS Class A
                                            Fidelity        Global      Intermediate      Common       SEI Stable
                                            Magellan        Value         Duration         Stock          Asset
                                           ----------     ---------      ----------    ---------      -----------
Assets:
   Investments, at fair market value       $7,484,216     $2,915,494     $1,831,294      $540,203      $3,674,281
   Short-term cash investments                318,687        155,299         47,507        42,357         220,660
   Loans to participants                          -              -              -             -              -

   Receivables:
     Employee contributions                    69,798         31,974         18,957        20,546          29,992
     Employer contributions, net               28,405         12,405          7,430         8,309           2,119
     Investment income                          3,734          1,737            796           664             917
     Loan repayments (distributions), net      12,901          5,855          3,119         2,815           4,668
                                           ----------     ----------     ----------      --------      ----------
          Total assets                      7,917,741      3,122,764      1,909,103       614,894       3,932,637

Liabilities:
  Contributions refund payable                134,964         53,964         27,295         9,184          24,214
  Other, net                                   42,578         16,755         10,028         2,883          20,599
                                           ----------     ----------     ----------      --------      ----------
Net assets available for benefits          $7,740,199     $3,052,045     $1,871,780      $602,827      $3,887,824
                                           ==========     ==========     ==========      ========      ==========

                                            Supplemental Fund Information
                                            -----------------------------
                                            Participant    Administrative
                                                Loans         Account         Total
                                            -----------     ------------   -----------
Assets:
   Investments, at fair market value         $      -         $    -       $16,445,488
   Short-term cash investments                   45,662         31,993         862,165
   Loans to participants                      1,032,639            -         1,032,639

   Receivables:
     Employee contributions                         -              -           171,267
     Employer contributions, net                    -              -            58,668
     Investment income                              224            210           8,282
     Loan repayments (distributions), net       (29,358)           -               -
                                             ----------       --------      -----------
          Total assets                        1,049,167         32,203      18,578,509

Liabilities:
  Contributions refund payable                      -              -            249,621
  Other, net                                     10,202            -            103,045
                                             ----------       --------      -----------
Net assets available for benefits            $1,038,965        $32,203      $18,225,843
                                             ==========       ========      ===========

    The accompanying notes are an integral part of the financial statements.

                         A.P.S., INC. PARTNERSHIP PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   __________

                                                              Supplemental Fund Information
                                         ------------------------------------------------------------------------
                                                         Bernstein       Bernstein     APS Class A
                                          Fidelity         Global      Intermediate      Common       SEI Stable
                                          Magellan         Value         Duration         Stock          Asset
                                         -----------     ----------     ----------       --------     -----------
Additions:
  Contributions:
  Employee                               $ 1,114,673     $  606,204     $  293,386       $331,857     $   673,944
  Employer                                   468,542        252,920        124,817        139,079         178,143
  Transfer from PI Plan                    2,383,180      2,100,961      1,050,481            -        10,144,196

 Investment income:
  Interest income - participant loans         45,217         22,213         10,575          7,490          28,195
  Interest income - other                     19,605         14,069          4,593          3,023          26,357
  Dividend income                          1,266,553            -          174,780            -           630,875
  Net appreciation (depreciation)           (245,290)       862,950        (39,560)      (228,521)           -
                                         -----------     ----------     ----------       --------     -----------
        Total additions                    5,052,480      3,859,317      1,619,072        252,928      11,681,710
                                         -----------     ----------     ----------       --------     -----------

Deductions:
  Distributions                              878,206        417,858        227,447         74,690       1,795,007
  Administrative expense                      75,335         50,030         29,443          6,826         107,654
  Transfers, net                             701,580        (52,351)       388,845         33,591        (906,411)
                                         -----------     ----------     ----------       --------     -----------
        Total deductions                   1,655,121        415,537        645,735        115,107         996,250
                                         -----------     ----------     ----------       --------     -----------

Increase in net assets available
  for benefits                             3,397,359      3,443,780        973,337        137,821      10,685,460

Net assets available for benefits,
  beginning of year                        7,740,199      3,052,045      1,871,780        602,827       3,887,824
                                         -----------     ----------     ----------       --------     -----------
Net assets available for benefits,
  end of year                            $11,137,558     $6,495,825     $2,845,117       $740,648     $14,573,284
                                         ===========     ==========     ==========       ========     ===========

                                            Supplemental Fund Information
                                            -----------------------------
                                            Participant    Administrative
                                              Loans           Account           Total
                                            -----------    --------------    -----------
Additions:
  Contributions:
  Employee                                  $      -          $    -         $ 3,020,064
  Employer                                         -               -           1,163,501
  Transfer from PI Plan                        666,622             -          16,345,440

 Investment income:
  Interest income - participant loans              -               -             113,690
  Interest income - other                          -               -              67,647
  Dividend income                                  -               -           2,072,208
  Net appreciation (depreciation)                  -               -             349,579
                                            ----------        --------       -----------
        Total additions                        666,622             -          23,132,129
                                            ----------        --------       -----------

Deductions:
  Distributions                                    -               -           3,393,208
  Administrative expense                           -               -             269,288
  Transfers, net                               (74,863)        (90,391)             -
                                            ----------        --------       -----------
        Total deductions                       (74,863)        (90,391)        3,662,496
                                            ----------        --------       -----------

Increase in net assets available
  for benefits                                 741,485          90,391        19,469,633

Net assets available for benefits,
  beginning of year                          1,038,965          32,203        18,225,843
                                            ----------        --------       -----------
Net assets available for benefits,
  end of year                               $1,780,450        $122,594       $37,695,476
                                            ==========        =========      ===========

    The accompanying notes are an integral part of the financial statements.

                         A.P.S., INC. PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN:

The A.P.S., Inc. Partnership Plan (the "Plan") is a defined contribution plan covering all full-time, non-union employees of A.P.S., Inc. and its subsidiaries ("APS") who have completed one year of service and attained the age of twenty-one. The Plan is subject to the provisions of section 401(a), 401(k) and 501(a) of the Internal Revenue Code of 1986, and of the Employee Retirement Income Security Act of 1974 ("ERISA"). A more complete description of the Plan's provisions can be found in the Plan document.

In connection with the acquisition of Parts, Inc. ("PI") by APS on January 25, 1996, the assets of Parts Industries Corporation Retirement Savings Plan (the "PI Plan") were transferred to the Plan, effective May 1, 1996. Years of service with PI under the PI Plan were carried over to the Plan for vesting purposes.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles. The following is a summary of significant accounting policies:

Contributions

Each participant may elect to defer a portion of his or her salary as a pre-tax basic contribution of at least two percent. Effective January 1, 1996, the Plan increased the allowable level for all participant contributions except highly compensated participants who are limited to five percent, to fifteen percent of
compensation.     For the years ended December 31, 1996 and December 31, 1995, in accordance with limitations set by the Internal Revenue Code, participant contributions to the Plan could not exceed $9,500 and $9,240, respectively.
APS makes a matching contribution of 50% of each participant's contribution to the Plan up to six percent of the participant's compensation. Such matching contributions are allocated to each participant's account as of the end of each month.

Distributions

The account of a withdrawing participant is valued at an amount equal to its value as of the latest monthly valuation date preceding actual distribution, plus any contributions made by the participant from the date of the last valuation to the date of the withdrawal. Participants or beneficiaries receive their benefits in a single lump-sum distribution. Participants are eligible for a distribution following termination of service, attainment of age 59 1/2 or for financial hardship. Unpaid distributions for withdrawn participants are not reported as liabilities but are included in net assets available for benefits.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of APS's contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant account balances relative to all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         A.P.S., INC. PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                 _____________


Investments

Investments are comprised of shares in two funds that are managed by Sanford C. Bernstein & Co., Inc. (the "Berstein Funds"), shares in a fund managed by Fidelity Management & Research Company (the "Fidelity Fund"), units of participation in a fund holding primarily guaranteed investment contracts that is managed by SEI Trust Company and shares of APS Holding Corporation's Class
A common stock, $.01 par value per share ("APS Common Stock"). Shares in the Bernstein and Fidelity funds are valued based on the fair market value of the related funds as determined by the quoted closing market price on the last trading day of the fiscal year. The units of participation are valued at the fair value of the fund's underlying net assets as determined by the quoted closing price for those securities for which market quotations are available or with respect to other assets, fair value as determined in good faith by SEI Trust Company. The shares of APS Common Stock are valued based on the fair market value as determined by the quoted closing price per share. Shares and units are purchased and sold at their market value on the date of the transaction. Gain or loss on sales of shares and units are based on average cost. Dividend income is reported on the ex dividend date. Interest income is recorded as earned on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Plan invests its excess cash into short-term, interest bearing accounts managed by Texas Commerce Bank, N.A. ("TCB" or the "Trustee"). Such cash investments, for which the Plan does not require collateral, totalled $2,210,489 and $862,165 at December 31, 1996 and 1995, respectively.

Administrative Expenses

Consulting expenses, trustee fees, administrative overhead and all other administrative costs are borne by the Plan.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         A.P.S., INC. PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                 _____________




3.  PLAN PROVISIONS:

Investment Options

Participants may elect to have their own and APS matching contributions invested in one or more of the following funds:

                                                                                            Number of
                                                                                         Participants at
                                                                                        December 31, 1996
                                                                                        -----------------
SEI STABLE ASSET FUND ("SEI") - managed with the objective of providing preservation of principal, stable rate of return and liquidity by investing primarily in guaranteed investment contracts from insurance companies ("GICs").  SEI, managed in accordance with strict credit quality and diversification guidelines, received AAA (superior quality) credit interest ratings from major rating agencies at December 31, 1996 and
December 31, 1995.  As a result of SEI's concentration in GICs, this fund may be subject to greater risk than a fund that does not concentrate in the insurance industry.  In addition to maintaining investments in guaranteed investment contracts, SEI held investments in repurchase agreements for which securities pledged as collateral were held by a third party custodian bank until maturity of the repurchase agreements.  Provisions of repurchase agreements and procedures adopted by the fund's trustee, SEI Trust
Company, are designed to ensure that the market value of the collateral is sufficient in the event of default by the counterparty.  If the counterparty defaults and values of the collateral decline or if the counterparty enters insolvency proceedings, realization of the collateral by the fund may be delayed or limited.  At December 31, 1996, SEI held a JP Morgan
Repurchase Agreement, 6.70%, dated December 31, 1996, maturing
January 2, 1997.  The Plan's proportionate share of the contract amount of such repurchase agreement is $377,130.  Based on information provided by SEI, the Plan does not believe there is a material difference between the market value and contract value of the guaranteed investment contracts.
SEI requires the Plan to submit a written notice twelve months prior to the
withdraw of all the Plan's assets.                                                                  1,901

BERNSTEIN INTERMEDIATE DURATION FUND - managed with the objective of seeking returns consistent with a prudent level of risk by investing primarily in fixed income securities such as U.S. Treasury Securities, mortgaged-related securities, agencies and corporate bonds of high
average credit quality.                                                                               809

                         A.P.S., INC. PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                 _____________



BERNSTEIN GLOBAL VALUE FUND - managed with the objective of
seeking the highest investment return consistent with prudent risk
through investment in an internationally diversified portfolio of securities.                       1,297

FIDELITY MAGELLAN FUND - managed with the objective of seeking long-term capital appreciation by investing primarily in a diversified
group of common stocks and securities convertible into common stocks.                               1,535

APS HOLDING CORPORATION CLASS A COMMON STOCK - invested in the
Class A Common Stock of  APS Holding Corporation, the parent
company of APS.                                                                                       797

Vesting

A participant is 100% vested in the current market value of his or her contributions to the Plan. Each participant, or his or her beneficiary in the event of a participant's death, obtains fully-vested rights to their share of APS matching contributions upon five years of service with APS or upon their retirement, death or disability. Participants not fully vested receive rights to APS matching contributions as follows:

                            Years of Employment                  Vested Percentage
                            -------------------                  -----------------
                             Less than 3                                   0%
                             3 but less than 4                       33  1/3%
                             4 but less than 5                       66  2/3%
                             5 or more                                   100%


Participants not vested in the PI Plan, prior to the transfer of assets into the APS Plan, have the right to receive PI matching contributions according to the following schedule of combined years of service with PI and APS:

                            Years of Employment                  Vested Percentage
                            -------------------                  -----------------
                             Less than 1                                 0%
                             1 but less than 2                          20%
                             2 but less than 3                          40%
                             3 but less than 4                          60%
                             4 but less than 5                          80%
                             5 or more                                 100%

Forfeitures

All APS and PI contributions credited to the participant's account but not vested are forfeited by the participant upon withdrawal of the full vested value of his or her account. Forfeitures of APS and PI contributions credited to a

                         A.P.S., INC. PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                 _____________


participant's account are applied to reduce subsequent APS contributions.
There are no forfeitures for partial withdrawals. The accompanying statement of changes in net assets available for benefits for the year ended December 31, 1996 includes forfeitures of $114,642.

Participant Loans

Participants may obtain loans from their vested account balance. Loans must be for a minimum of $1,000 and may not exceed the lesser of (i) $50,000 or (ii) 50% of the participant's vested account balance. Loans to be used for the purchase of a participant's primary residence may be for up to 30 years; loans for other purposes may be for up to 5 years. Interest rates on loans outstanding at December 31, 1996 range from 4.25% to 10.75%. Repayment is made by payroll deductions. The fair market value of participant loans approximate their carrying amounts in the Statement of Net Assets Available for Benefits With Fund Information for the years ended December 31, 1996 and December 31, 1995.

4.  INVESTMENTS:

The historical cost and fair value of each of the investments representing five percent or more of the net assets available for benefits at December 31, 1996 and 1995 were as follows:


Fund Description                                               1996                               1995
----------------                                    ---------------------------       ---------------------------
                                                    Historical          Fair          Historical          Fair
                                                       Cost            Value             Cost            Value
                                                    ----------      -----------       ----------       ----------
Fidelity Magellan Fund:
-----------------------
TCB Short Term Money Market Group Fund              $  629,613      $   629,613       $  318,687       $  318,687
Fidelity Magellan Fund                               9,206,512       10,412,083        6,002,318        7,484,216

Bernstein Global Value Fund:
----------------------------
TCB Short Term Money Market                            387,573          387,573          155,299          155,299
Bernstein International Value Portfolio              5,021,893        6,042,522        2,722,217        2,915,494

Bernstein Intermediate Duration Fund:
-------------------------------------
TCB Short Term Money Market                            170,176          170,176           47,507           47,507
Bernstein Intermediate Duration Portfolio            2,573,525        2,629,811        1,728,307        1,831,294

APS Class A Common Stock Fund:
------------------------------
TCB Short Term Money Market                             66,252           66,252           42,357           42,357
APS Holding Corporation Class A Common Stock           902,164          637,608          576,238          540,203

SEI Stable Asset Fund:
----------------------
TCB Short Term Money Market                            770,017          770,017          220,660          220,660
SEI Stable Asset Fund                               13,723,031       13,723,031        3,674,281        3,674,281

Participant Loan Account:
-------------------------
TCB Short Term Money Market                             65,113           65,113           45,622           45,662
Loans to Participants                                1,762,738        1,762,738        1,032,639        1,032,639


                         A.P.S., INC. PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                 _____________



                                                                1996                               1995
                                                    -------------------------           -----------------------
                                                    Historical           Fair           Historical         Fair
                                                       Cost             Value              Cost           Value
                                                    ----------          -----           ----------        -----
Administrative Account:
-----------------------
TCB Short Term Money Market                           $121,745         $121,745           $31,993         $31,993



5.  INCOME TAXES:

The Plan obtained its latest determination letter on November 7, 1996, in which the Internal Revenue Service stated that the Plan, as amended January 1, 1996, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the form of the Plan, as amended, substantially complies with the applicable qualification requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.  TERMINATION PROVISION:

Although it has not expressed any intent to do so, APS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                      December 31,
                                                                             ------------------------------
                                                                                 1996              1995
                                                                             ------------      ------------
Net assets available for benefits per the financial
  statements                                                                 $ 37,695,476      $ 18,225,843

Amounts allocated to withdrawing participants                                    (946,557)         (169,455)
                                                                             ------------      ------------

Net assets available for benefits per the Form 5500                          $ 36,748,919      $ 18,056,388
                                                                             ============      ============

                         A.P.S., INC. PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                 _____________


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                           For the Year Ended
                                                                                            December 31, 1996
                                                                                           ------------------
Benefits paid to participants per the financial statements                                    $ 3,393,208

Add: Amounts allocated to withdrawing participants at
  December 31, 1996                                                                               946,557
Less: Amounts allocated to withdrawing participants at
  December 31, 1995                                                                              (169,455)
                                                                                              -----------

Benefits paid to participants per the Form 5500                                               $ 4,170,310
                                                                                              ===========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for participants who have withdrawn from the Plan prior to December 31 but have not yet received their account distribution.

8.  SUBSEQUENT EVENTS:

        At December 31, 1996, the market value per share of APS Class A Common Stock was $15.50. At June 25, 1997, the market value per share had declined to $7.12.

                             SUPPLEMENTAL SCHEDULES

                         A.P.S., INC. PARTNERSHIP PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996

                                  ___________


                                                  Number of       Interest                          Current
                                               Shares or Units      Rate            Cost             Value
                                               ---------------   ----------      -----------      ------------
Fidelity Magellan Fund
----------------------
  TCB Short Term Money Market Group Fund            629,613           5.58%        $  629,613       $   629,613
  Fidelity Magellan Fund                            129,102             N/A         9,206,512        10,412,083

Bernstein Global Value Fund
---------------------------
  TCB Short Term Money Market Group Fund            387,573           5.58%           387,573           387,573
  Bernstein International Value Portfolio           464,095            N/A          5,021,893         6,042,522

Bernstein Intermediate Duration Fund
------------------------------------
  TCB Short Term Money Market Group Fund            170,176           5.58%           170,176           170,176
  Bernstein Intermediate Duration Fund              198,626            N/A          2,573,525         2,629,811

APS Class A Common Stock Fund
-----------------------------
  TCB Short Term Money Market Group Fund             66,252           5.58%            66,252            66,252
  APS Holding Corporation Class A Common Stock       41,136            N/A            902,164           637,608

SEI Stable Asset Fund
---------------------
  TCB Short Term Money Market Group Fund            770,017            5.58%          770,017           770,017
  SEI Stable Asset Fund                          13,723,031            N/A         13,723,031        13,723,031

Participant Loan Account
------------------------
  TCB Short Term Money Market Group Fund             65,113            5.58%           65,113            65,113
  Loans to participants                                 N/A        4.25 - 10.75%         -            1,762,738

Administrative Account
----------------------
  TCB Short Term Money Market Group Fund            121,745            5.58%          121,745           121,745


                         A.P.S., INC. PARTNERSHIP PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                  ___________


                                                                                                  Current Value         Realized
                                                                   Purchase          Sales         of Asset on            Gain
              Single Transactions                                 Price/Cost         Price       Transaction Date        (Loss)
              ----------------------                              ----------         -----       ----------------        ------
Fidelity Magellan Fund
----------------------

Purchase of TCB Short Term Money Market
   Group Fund                                                    $ 2,383,181          N/A          $ 2,383,181             N/A

Sale of TCB Short Term Money Market
   Group Fund                                                      2,342,100       2,342,100         2,342,100              -

Purchase of Fidelity Magellan Fund                                 2,342,100          N/A            2,342,100             N/A


Bernstein Global Value Fund
---------------------------

Purchase of TCB Short Term Money Market
   Group Fund                                                      2,100,961          N/A            2,100,961             N/A

Sale of TCB Short Term Money Market
   Group Fund                                                      2,052,500       2,052,500         2,052,500              -

Purchase of Bernstein Global Value Fund                            2,052,500          N/A            2,052,500             N/A


Bernstein Intermediate Duration Fund
------------------------------------

Purchase of TCB Short Term Money Market
   Group Fund                                                      1,050,481          N/A            1,050,481             N/A

Sale of TCB Short Term Money Market
   Group Fund                                                        996,900         996,900           996,900              -

Purchase of Bernstein Intermediate Duration Fund                     996,900          N/A              996,900             N/A


SEI Stable Asset Fund
---------------------

Purchase of TCB Short Term Money Market
   Group Fund                                                     10,142,196          N/A           10,142,196             N/A

Purchase of TCB Short Term Money Market
   Group Fund                                                      1,055,135          N/A            1,055,135             N/A

Sale of TCB Short Term Money Market
   Group Fund                                                      9,727,700       9,727,700         9,727,700              -

Purchase of SEI Stable Asset Fund                                  9,727,700          N/A            9,727,700             N/A

                         A.P.S., INC. PARTNERSHIP PLAN

            ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS CONTINUED

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                  ___________





                                                                                                  Current Value         Realized
                                                                   Purchase          Sales         of Asset on            Gain
         Single Transactions Continued                            Price/Cost         Price       Transaction Date        (Loss)
         -----------------------------                            ----------         -----       ----------------        ------
Administrative Account
----------------------

Purchase of TCB Short Term Money Market
   Group Fund                                                    $15,678,819          N/A          $15,678,819             N/A

Sale of TCB Short Term Money Market
   Group Fund                                                     15,678,819      15,678,819        15,678,819              -



           Series of Transactions
           ----------------------

Fidelity Magellan Fund
----------------------

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year                          $4,826,916          N/A           $4,826,918             N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year                           4,515,989       4,515,989         4,515,989              -

Purchases of Fidelity Magellan Fund at various
  times during the year                                            3,643,238          N/A            3,643,238             N/A



Bernstein Global Value Fund
---------------------------

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year                           3,637,766          N/A            3,637,766             N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year                           3,405,492       3,405,492         3,405,492              -

Purchases of Bernstein Global Value Fund
   at various times during the year                                2,570,979       2,570,979         2,570,479             N/A



Bernstein Intermediate Duration Fund
------------------------------------

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year                           1,909,901          N/A            1,909,901             N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year                           1,787,231       1,787,231         1,787,231              -



                         A.P.S., INC. PARTNERSHIP PLAN

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                  ___________

                                                                                     Current Value     Realized
                                                        Purchase        Sales         of Asset on        Gain
        Series of Transactions Continued               Price/Cost       Price       Transaction Date    (Loss)
        --------------------------------               ----------     ----------    ----------------   --------
SEI Stable Asset Fund
---------------------

Purchases of Bernstein Intermediate Duration Fund
   at various times during the year                     1,177,445        N/A            1,177,445          N/A

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year               13,486,844        N/A           13,486,844          N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year               12,880,935     12,880,935       12,880,935           -

Purchases of SEI Stable Asset Fund
   at various times during the year                    11,337,836        N/A           11,337,836          N/A

Sales of SEI Stable Asset Fund
   at various times during the year                     1,327,809      1,327,809        1,327,809           -



Administrative Account
----------------------

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year                19,807,714       N/A           19,807,714          N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year                19,717,962    19,717,962       19,717,962           -


                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:      June 25, 1997                                     A.P.S., INC. PARTNERSHIP PLAN
       ---------------------

                                                            By: The Benefits Administration Committee
                                                                    of the A.P.S., Inc. Partnership Plan



                                                                 By:    /s/ JOHN L. HENDRIX
                                                                     --------------------------
                                                                        John L. Hendrix


                                                                        /s/ E. EUGENE LAUVER
                                                                     --------------------------
                                                                        E. Eugene Lauver

                               INDEX TO EXHIBITS


                                                                                      Location of Exhibit
Exhibit                                                                                  in Sequential
Number                              Description of Document                             Numbering System
------                              -----------------------                             ----------------
      1                        Consent of Independent Accountants